 Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-held Company

MATERIAL FACT

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in compliance with art. 157, paragraph 4, of Law No. 6,404/76 (the "Brazilian Corporations Law") and the provisions of CVM Instruction No. 358/02, and in addition to the Material Facts disclosed on January 25, 2021 and February 4, 2021 and the Notice to the Market dated April 6, 2021, hereby informs its shareholders and the market in general that, in the context of the negotiations between the Company, on one side, and Globenet Cabos Submarinos S.A. ("Globenet"), BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies belonging to the BTG Group (together, the "Proponents"), on the other side, Oi accepted, on this date, the revised binding proposal submitted jointly by the Proponents (the "Binding Proposal") for the acquisition of a portion of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., the isolated production unit which owns the Company's fiber optic infrastructure assets (Special Purpose Company, or the "SPC InfraCo", and the "Transaction"), pursuant to Clause 5.3.9.4 of the Amendment to the Judicial Reorganization Plan, ratified by the 7th Corporate Court of the Judicial District of the Capital City of the State of Rio de Janeiro (the "Amendment to the JRP").

Without prejudice to the other terms and conditions set forth therein, the Binding Proposal, pursuant to Clause 5.3.9.4 of the Amendment to the JRP, provides for the firm value (EV) of SPC InfraCo of R$ 20,020,000,000.00 (twenty billion and twenty million Brazilian Reais) on December 31, 2021, considering a net debt of R$4,107,353,598.59 (four billion, one hundred and seven million, three hundred and fifty-three thousand and five hundred and ninety-eight Brazilian Reais and fifty-nine cents), as set forth in Clause 5.3.8.1 of the Amendment to the JRP, fully owed to Oi and to be repaid within 90 (ninety) days from the closing of the Transaction. The Binding Proposal contemplates the contribution of a Primary Installment to SPC InfraCo, the payment of a Secondary Installment to Oi and the contribution of an Additional Primary Installment to SPC InfraCo, in addition to the Merger of Globenet, as described below:

(i)	Primary Installment: on the closing date, subscription and payment of new common shares, representing 17.1% of the voting capital stock of SPC InfraCo, through the contribution of a cash amount of R$ 3,276,100,067.34 (three billion, two hundred and seventy-six million, one hundred thousand, sixty-seven Brazilian Reais and thirty-four cents);

(ii)	Secondary Installment: on the closing date, acquisition of shares held by Oi and/or its subsidiaries representing 33.9% of the voting capital stock of SPC InfraCo, upon payment of a cash amount of R$ 6,510,200,000.00 (six billion, five hundred and ten million, two hundred thousand Brazilian Reais), to be paid in up to 3 (three) annual installments, one of which upon closing, while the others may be brought forward until December 2022, on Oi’s discretion. After the Secondary Installment, the Proponents will hold, on the closing date of the Transaction, shares representing 51.0% of the voting and total capital stock of SPC InfraCo, pursuant to Clause 5.3.9.4.1 of the Amendment to the JRP;

(iii)	Additional Primary Installment: within 90 days from the closing date, subscription and payment of new common shares, representing 7.2% of the voting capital stock of SPC InfraCo on a fully diluted basis, through the contribution of a cash amount of R$ 1,618,238,223.34 (one billion, six hundred and eighteen million, two hundred and thirty-eight thousand, two hundred and twenty-three Brazilian Reais and thirty-four cents). After the Additional Primary Installment, the Proponents will hold shares representing 54.8% of the voting and total capital stock of SPC InfraCo; and

(iv)	Merger of Globenet: within 90 days from the closing date, merger of Globenet with and into SPC InfraCo, with the issuance of new common shares by SPC InfraCo, representing 6.8% of the voting capital stock of SPC InfraCo on a fully diluted basis. The fair value of Globenet considered for the purposes of the Merger will be R$ 1,518,800,000.00 (one billion, five hundred and eighteen million, eight hundred thousand Brazilian Reais) and will be also certified by economic and financial reports prepared by independent appraisal firms hired by the Proponents and Oi, in the manner to be set forth in the Notice of disposal of the UPI InfraCo, pursuant to Clause 5.3.9.4.2 of the Amendment to the JRP. After the Merger of Globenet, the Proponents will hold shares representing 57.9% of the voting and total capital stock of SPC InfraCo, while Oi and its affiliates will hold the remaining portion of interest in the voting and total capital stock.

The Binding Proposal and its related instruments further contemplate the execution of capacity and other operating agreements between SPC InfraCo and Oi and/or its affiliates, as well as a shareholders’ agreement of SPC InfraCo between the Proponents and Oi, in accordance with Section 5 read in conjunction with Clause 5.3.9.4.4, both of the Amendment to the JRP.

The amount of the Transaction, considering the sum of the Primary Installment; the Secondary Installment; the Additional Primary Installment; and the fair value of the Merger of Globenet, totals an amount of R$ 12,923,338,290.68 (twelve billion, nine hundred and twenty-three million, three hundred and thirty-eight thousand, two hundred and ninety Brazilian Reais and sixty-eight cents), which will be subject to adjustment mechanisms based on certain performance, financial and operational metrics of SPC InfraCo, in accordance with its business plan (such as indebtedness, working capital, number of HPs and HCs, OPEX and CAPEX, among others), as agreed upon between Oi and the Proponents.

By accepting the Binding Proposal, the Proponents were granted the right, at their sole discretion, to cover the highest offer that may be presented in the competitive process for the partial divestiture of UPI InfraCo ("right to top") ("Best Offer"), pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP.

The Binding Proposal is in line with the implementation of the Strategic Plan for the transformation of Oi Companies' operations, which provides for the partial disposal of UPI Infraco in a competitive process in the form of Law No. 11,101/2005, as amended by Law No. 14,112/2020 (the Brazilian Reorganization and Bankruptcy Law, or the "LRF").

Oi reiterates its commitment to the execution of its Strategic Plan and its focus on becoming the largest telecommunications infrastructure provider in Brazil, by massively expanding optical fiber and high-speed internet, providing solutions for companies and infrastructure to enable the evolution to 5G, focused on higher value-added businesses and with a growth trend and vision of the future.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, April 12, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

Special Note regarding Forward Looking Statements:

This Material Fact contains forward-looking statements. Statements that are not historical facts, including statements of the Company's beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity are forward-looking statements. The words "will," "should," "should," "could," "anticipates," "intends," "believes," "estimates," "expects," "anticipates," "plans," "goals," "objective," "projects," "forecasts" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There can be no assurance that the expected events, trends or estimated results will actually occur. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties. These statements are based on a number of assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause material differences between actual results and current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date they are made. Except as required under Brazilian or U.S. federal securities laws or the rules and regulations of the CVM, the SEC or other applicable countries' regulatory entities, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. However, you are advised to consult other disclosures made by the Company on matters related to reports and communications that the Company files with the CVM and the SEC.